Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                January 6, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8492
        Dividend Growers and Tax-Advantaged Income Portfolio, Series 22
                                 (the "Trust")
                      CIK No. 1793644 File No. 333-235496
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal bonds issued by any jurisdiction experiencing financial distress.

      2. PLEASE RECONCILE THE STATEMENT THAT THE INCOME FROM THE MUNICIPAL SECURITIES IS EXEMPT FROM FEDERAL INCOME TAX WITH THE REFERENCE TO THE TRUST'S MUNICIPAL INVESTMENTS WHICH ARE NOT TAX-EXEMPT.

      Response: The prospectus has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                Very truly yours,

                                                CHAPMAN AND CUTLER LLP


                                                By  /s/ Daniel J. Fallon
                                                   _____________________
                                                   Daniel J. Fallon